SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

December 21, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (‘Credicorp’), in its session held today, December 21, 2023, has resolved:

1.	To accept the resignation to the position of Chief Risk Officer (CRO) of Credicorp submitted by Mr. Reynaldo Llosa Benavides, who will remain in office until June 30, 2024.

2.	To appoint Mr. Cesar Rios Briceño to take over Mr. Llosa’s position as CRO. Mr. Rios currently holds the position of Chief Financial Officer (CFO) of Credicorp.

3.	To appoint Mr. Alejandro Pérez-Reyes Zarak to take over Mr. Rios’ position as CFO. Mr. Pérez-Reyes currently holds the position of Chief Operating Officer (COO) of Credicorp.

The current responsibilities of Mr. Pérez- Reyes will be distributed among other members of the senior management team and the COO role will cease to exist.

4.	To create the Chief Strategy Officer and to appoint Mrs. Michelle Labarthe Wiese in such role. The position will report to the CEO.

5.	To determine that the Chief Technology Officer (CTO) of Credicorp, Mr. André Rezende, will report directly to the CEO.

6.	The aforementioned changes will be effective as from July 1, 2024, except for the one mentioned in item 4 which will be effective as from January 2, 2024.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative